Northgate Minerals Corporation

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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Form of Proxy - Annual General and Special Meeting to be held on May 4, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on May 2, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

08FE07056.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Northgate Minerals Corporation (the "Corporation") hereby appoints: Terrence A. Lyons, the Chairman of the Board and a Director of the Corporation, or failing him, Kenneth G. Stowe, the President and Chief Executive Officer and a Director of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Northgate Minerals Corporation to be held at 580 West Hastings St. Vancouver BC V6B 5K3 on May 4, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01. C. William Daniel, O.C.	☐	☐	02. Patrick D. Downey, C.A.	☐	☐	03. Douglas P. Hayhurst, F.C.A.	☐	☐
04. Keith C. Hendrick	☐	☐	05. Klaus V. Konigsmann	☐	☐	06. Terrence A. Lyons	☐	☐
07. Conrad A. Pinette	☐	☐	08. Kenneth G. Stowe	☐	☐			

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2. Appointment of Auditors

To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation.

For ☐ Withhold ☐

3. Remuneration of Auditors

Authorize the board of directors of the Corporation to fix the auditor's remuneration for the ensuing year.

For ☐ Against ☐

4. Re-approval of Shareholder Rights Plan

The ordinary resolution of the Corporation re-approving and re-adopting the Shareholder Rights Plan, as described in the Information Circular.

For ☐ Against ☐

5. Approval of 2007 Share Option Plan

The ordinary resolution of the Corporation approving and adopting the 2007 Share Option Plan of the Corporation pursuant to which up to 14,000,000 common shares of the Corporation may be issued, including common shares allocated to options granted by the Corporation under its previously established employee share option plan, as described in the Information Circular.

For ☐ Against ☐

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6. Discretionary Authority

This voting instruction form also confers discretionary authority on any amendment or variation of matters described in the Notice of Meeting accompanying this form and on any other matter that may properly come before the Meeting.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY